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06005123

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2550
(No. and Street)

Miami (City) FL (State) 33133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Javier Guerra (305) 533-1027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Victor Robles ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick Securities, Inc. ______________________________, as of December 31 ________, 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

____

____

(Signature)

Comptroller

(Title)

Yailing Collazo
Commission # DD198480
Expires March 31, 2007
Aaron Notary
1-800-350-5161

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

Financial
Services
Group

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bulltick Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick Securities, Inc. (a development stage enterprise) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the period from date of registration (December 17, 2004) through December 31, 2005 and for the period from inception (November 18, 2003) through December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick Securities, Inc. (a development stage enterprise) as of December 31, 2005, and the results of its operations and its cash flows for the period from date of registration (December 17, 2004) through December 31, 2005 and for the period from inception (November 18, 2003) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin + Co.

Miami, Florida
February 10, 2006

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

BULLTICK SECURITIES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH	$	30
RECEIVABLE FROM CLEARING BROKER (NOTE 5)		1,982
DEPOSIT AT CLEARING BROKER (NOTE 5)		100,000
OTHER ASSETS		20,970
	$	122,982

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	3,000
Due to Parent (Note 2)		88,476
Total liabilities		91,476
STOCKHOLDER'S EQUITY, including deficit accumulated in the development stage of $136,517		31,506
	$	122,982

See accompanying notes.

BULLTICK SECURITIES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DATE OF REGISTRATION (DECEMBER 17, 2004)
THROUGH DECEMBER 31, 2005 AND FOR THE PERIOD FROM INCEPTION
(NOVEMBER 18, 2003) THROUGH DECEMBER 31, 2005

	Date of registration (December 17, 2004) through December 31, 2005	Inception (November 18, 2003) through December 31, 2005
REVENUES		
Interest	$ 1,982	$ 1,982
EXPENSES		
Licenses and permits	10,140	14,440
Other general and administrative	1,015	1,660
Professional fees	13,383	22,909
Quotations and research	99,490	99,490
Total expenses	124,028	138,499
NET LOSS	$(122,046)	$(136,517)

See accompanying notes.

BULLTICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM DATE OF REGISTRATION (DECEMBER 17, 2004)
THROUGH DECEMBER 31, 2005 AND FOR THE PERIOD FROM INCEPTION
(NOVEMBER 18, 2003) THROUGH DECEMBER 31, 2005

	Common Stock $1 par value: 1,000 shares authorized, 100 shares issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - Inception (November 18, 2003)	$ -	$ -	$ -	$ -
Issuance of common stock - December 4, 2003	100	-	-	100
Capital contributions	-	162,930	-	162,930
Net loss for the period from inception (November 18, 2003) through December 16, 2004	-	-	(14,471)	(14,471)
Balances - December 16, 2004	100	162,930	(14,471)	148,559
Capital contributions	-	4,993	-	4,993
Net loss from date of registration (December 17, 2004) through December 31, 2005	-	-	(122,046)	(122,046)
Balances - December 31, 2005	**$ 100**	**$ 167,923**	**$(136,517)**	**$ 31,506**

See accompanying notes.

BULLTICK SECURITIES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DATE OF REGISTRATION (DECEMBER 17, 2004)
THROUGH DECEMBER 31, 2005 AND FOR THE PERIOD FROM INCEPTION
(NOVEMBER 18, 2003) THROUGH DECEMBER 31, 2005

	Date of registration (December 17, 2004) through December 31, 2005	Inception (November 18, 2003) through December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(122,046)	$(136,517)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing broker	(1,982)	(1,982)
Deposit at clearing broker	(100,000)	(100,000)
Other assets	(20,611)	(20,970)
Accounts payable and accrued liabilities	1,200	3,000
Total adjustments	(121,393)	(119,952)
Net cash used in operating activities	(243,439)	(256,469)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	4,993	168,023
Borrowings from Parent	88,476	88,476
Net cash provided by financing activities	93,469	256,499
NET (DECREASE) INCREASE IN CASH	(149,970)	30
CASH - BEGINNING	150,000	-
CASH - ENDING	$ 30	$ 30
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bulltick Securities, Inc., a Delaware corporation (the Company), is a registered broker-dealer with the Company's sole stockholder being a Scottish limited partnership (Parent). The Company's membership in the National Association of Securities Dealers, Inc. became effective on December 17, 2004 (date of registration), but commencement of operations did not start until after December of 2005. Accordingly, the Company's considered a development stage enterprise at December 31, 2005. The Company's plan is to act in an agency capacity for its customers located within the United States buying and selling equity securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income, clearing charges and commission expenses, are reported on a trade date basis.

Cash Concentration

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax basis of the Company's assets and liabilities and their financial reporting basis. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are decreased.

Interest Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's ability to continue to meet regulatory net capital requirements is dependent upon continued funding from its Parent. The Parent has committed to fund working capital needs in order to meet regulatory net capital requirements through December 31, 2006.

NOTE 3. INCOME TAXES

The deferred tax asset at December 31, 2005 approximates $46,000, and results primarily from the net operating loss for the period from date of registration (December 17, 2004) through December 31, 2005. This asset was offset by a valuation allowance of the same amount. The net operating loss carryforward expires in 2026. The effective tax rate differed from the maximum federal statutory rate of 34% principally due to the change in the deferred tax asset valuation of $46,000 and state income taxes.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2005, the Company's "Net Capital" was $10,536, which exceeded requirements by $4,438, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 8.68 to 1.

On February 16, 2005, the Company notified the NASD that their net capital went below the minimum net capital requirement as defined above. Subsequent to the net capital deficiency, the Company took necessary steps to cure the deficiency by infusing funds to meet its minimum net capital requirement.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose principal office is in New Jersey. At December 31, 2005, the amount receivable from clearing broker and deposit at clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represents cash balances in an account.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5. RISK CONCENTRATIONS (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

SUPPLEMENTARY INFORMATION

BULLTICK SECURITIES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2005

CREDITS		
Stockholder's equity	$	31,506
DEBITS		
Other assets		20,970
NET CAPITAL		10,536
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $91,476		6,098
EXCESS NET CAPITAL	$	4,438
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.68 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	3,000
Due to Parent		88,476
Total aggregate indebtedness	$	91,476
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	16,721
Net audit adjustments (primarily related to the reclassification of advances to Parent)		(6,185)
Net capital per above	$	10,536

See Independent Auditors' Report.

BULLTICK SECURITIES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Bulltick Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Bulltick Securities, Inc. (the Company) for the period from date of registration (December 17, 2004) through December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and control activities and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the period from date of registration (December 17, 2004) through December 31, 2005, and this report does not affect our report thereon dated February 10, 2006. The Company did not have adequate control procedures in place to ensure that withdrawals of cash to its Parent could be effected without placing the Company in a minimum net capital deficiency. The Company has since instituted control procedures to insure that no withdrawals or disbursements from the bank or brokerage accounts are effected without determining if its minimum net capital, as defined by the Securities and Exchange Commission, would not be met.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin + Co.

Miami, Florida
February 10, 2006